

Mail Stop #4631   September 22, 2016

Via E-mail
John DiRocco
Vice President, Assistant General Counsel,
and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

> **Re:** **SunCoke Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 29, 2016**
> **File No. 333-212785**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 1-35243**

Dear Mr. DiRocco:

We have reviewed your supplemental response letter dated September 8, 2016 and have the following comment.

Form 10-K for the Year Ended December 31, 2015

Financial Statements
Notes to the Financial Statements
Note 9. Income Taxes, page 94

1.   We note your response to comment 3 of our letter dated August 24, 2016. The investment in partnership deferred tax liability increased by only $5.1 million from $294.6 million at December 31, 2014 to $299.7 million at December 31, 2015. It is not clear why the 2014 dropdowns of an additional 33% interest in the Haverhill and Middletown entities would not have had a more significant impact on this deferred tax liability amount even if it did not result in a change in tax structure. It would appear that the difference between the financial reporting basis and tax basis of the investment in partnership, which appears to be causing the recording of the deferred tax liability, would be greater as a result of the dropdowns of these additional interests. Please advise.

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Gillian A. Hobson
        Vinson & Elkins LLP